Exhibit 99.a(1)(vii)

KKR FS Income Trust

c/o FS/KKR Advisor, LLC

3025 JFK Boulevard, OFC 500

Philadelphia, PA 19104

September 30, 2026

Dear Fellow Shareholder,

Thank you for your support of KKR FS Income Trust (“K-FIT” or the “Fund”) and for entrusting us with your capital. We are writing to provide an update on the results of the Fund’s recent quarterly share repurchase offer for the third quarter of 2026.

K-FIT aims to provide shareholders with access to attractive current income and the potential for long-term capital appreciation with a diversified portfolio of privately originated credit investments and a deliberate approach to liquidity management. The Fund seeks to balance shareholders’ desire for periodic liquidity with the inherently less liquid characteristics of the private assets held in the portfolio.

To achieve this balance, the Fund has conducted discretionary share repurchase offers every quarter since the third quarter of 2024 for up to 5.0% of shares outstanding as of the close of the previous calendar quarter. The Fund intends to continue to offer its repurchase program to shareholders quarterly, subject to market conditions and the discretion of the Board of Trustees.

In the Q3 2026 repurchase offer, which expired on September 29, 2026, K-FIT offered to repurchase up to 5.0% of its shares outstanding (as of June 30, 2026) and received properly tendered repurchase requests totaling approximately 1.53%1 of the outstanding shares. As a result, in accordance with the terms of the Q3 2026 quarterly repurchase offer, the Fund will repurchase 100% of shares properly tendered and not withdrawn.

More notably, aggregate inflows for K-FIT have remained strong. Gross subscriptions in the first three quarters of 2026 amassed approximately $213 million, which is 1.7x the amount of total repurchases over the same period. In an environment where investor conviction is being tested across the sector, we believe this activity reflects continued confidence and commitment to the underlying strategy. The Fund’s strategy and portfolio construction are designed with the understanding that participation in repurchase programs can vary from quarter to quarter as shareholders balance allocation decisions and liquidity needs across their portfolios.

Managing Capital with Discipline

As a reminder, our approach remains focused on managing liquidity in a manner that supports the long-term objectives of the Fund – seeking to: deliver attractive performance, preserve portfolio construction, avoid forced asset sales, and retain flexibility to deploy capital selectively as opportunities arise.

On the whole, we remain pleased with K-FIT at a fundamental level and maintain conviction in its distinctive, diversified approach to Private Credit investing. Asset performance of the Fund to-date has been strong, and we believe that the pairing of direct lending with a dedicated asset-based finance (“ABF”) allocation continues to be a compelling strategy built for all-weather performance throughout the credit cycle, including the environment we are currently experiencing.

We believe K-FIT’s defensively oriented and income-focused design continues to demonstrate its differentiation amid uncertainty and changing credit market conditions. Volatility creates opportunities for managers with flexibility, dry powder, and discipline—characteristics we believe K-FIT benefits from. The Fund leverages its multi-strategy mandate to deploy into dislocations where economics and terms typically improve (and we are seeing signs of that today), while maintaining selectivity on asset quality.

1 Estimated pending final transfer agent processing of repurchase requests.

As of August 31, 2026, the Fund had approximately $581 million of available liquidity (consisting of cash and cash equivalents, as well as availability under its credit facilities) to support portfolio companies and pursue new investments while preserving balance sheet discipline, alongside modest leverage (0.67x debt-to-equity).2

We view K-FIT’s structure, including established limits on quarterly liquidity, as a key feature that enables our disciplined long-term investment strategy and an important component of prudent fund management over time.

Portfolio Construction and Performance

K-FIT seeks to deliver on its objectives to generate income and, to a lesser extent, long-term capital appreciation through its multi-strategy focus investing in direct lending and asset-based finance.

As of August 31, 2026, K-FIT:

•	Delivered an annualized inception-to-date net return of 12.67%, reflecting the combined contribution of stable net asset value (NAV) and consistent income generation.[3]
•	Generated positive total returns in 40 out of 41 months since inception in March 2023.
•	Paid an annualized distribution rate of 9.3% based on the Fund’s NAV as of August 31, 2026.[4]
•	Credit quality trends remain firm and further underscore the team’s underwriting discipline; a non-accrual rate of 0bps (0.00%) (based on fair value) compared to an average of approximately 52bps (0.52%) for the top 5 non-traded business development companies.

K-FIT’s portfolio reflects a deliberate mix of complementary strategies designed to perform in a broad range of economic conditions. As of August 31, 2026, approximately 73% of the portfolio was allocated to direct lending, 25% to asset-based finance, and the balance to traded credit.5 K-FIT has continued to scale thoughtfully, with the portfolio totaling approximately $2.7 billion (at fair value) invested across 177 issuers and diversified across 20 industries. That growth has been anchored in a consistent focus on senior-secured lending, with virtually all direct lending investments structured as first-lien loans.

2 Debt-to-equity ratio is debt outstanding divided by net assets.

3 Through August 31, 2026. The performance data quoted represents past performance and is no guarantee of future results. The performance data and NAV disclosed take into account the waivers from FS/KKR Advisor, LLC, the Fund’s investment adviser, on the Fund’s base management fee and subordinated incentive fee on income through 9/30/2025. The Fund’s Class I shares are subject to a shareholder servicing and distribution fee of 0.85% per annum, which amount is waived in full without recoupment unless and until terminated by vote of the Fund’s board of trustees (including a majority of the independent trustees). If an investor buys the Fund’s Class I shares through certain financial intermediaries, they may directly charge transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as such financial intermediary may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class I shares. In connection with the sales of Class I shares, participating broker-dealers may charge investors a placement agent fee or other brokerage commission, subject to the discretion of the broker-dealer. Any such placement agent fee or brokerage commission is not part of (and is in addition to) an investor’s aggregate purchase price for its Class I shares and will be directly charged to such investor. Investors should consult with their selling agents about the upfront placement fees or brokerage commissions and any additional fees or charges their selling agents might impose. The performance data disclosed assumes the reinvestment of cash dividends commencing with the monthly distribution for April 2024, prior to any tax effect. Prior to April 2024, the performance data assumes investors received cash distributions, prior to tax effect. Information is based on an inception date of 3/31/2023, the date the Fund elected to be regulated as a BDC, which occurred after the date of formation and certain investment activities. The investment return and principal value of an investment will fluctuate so that an investor’s shares, if repurchased or otherwise disposed of for value, may be worth more or less than their original cost, and current performance may be lower or higher than the performance quoted.

4 The annualized distribution rate is expressed as a percentage equal to the projected annualized distribution amount per share (which is calculated by annualizing the regular, monthly cash distribution per share declared as of month-end, without compounding), divided by the Fund’s NAV per share as of the prior month-end. The payment of future distributions on the Fund’s common shares is subject to the discretion of the Fund’s board of trustees and applicable legal restrictions and, therefore, there can be no assurance as to the amount or timing of any such future distributions. The determination of the tax attributes of the Fund’s distributions is made annually at the end of the calendar year, and a determination made on an interim basis may not be representative of the actual tax attributes of the Fund’s distributions for a full year. The actual tax characteristics of distributions to shareholders are reported to shareholders annually on Form 1099-DIV. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as the return of capital, borrowings, or expense reimbursements and waivers. In addition, the Class I shares are subject to a shareholder servicing and distribution fee of 0.85% per annum, which amount is waived in full without recoupment unless and until terminated by vote of the Fund’s board of trustees (including a majority of the independent trustees). Investors should note that if an investor buys the Fund’s Class I shares through certain financial intermediaries, they may directly charge the investor transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as such financial intermediary may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class I shares. Investors should consult with their selling agents about the sales load and any additional fees or charges their selling agents might impose.

5 Based on fair value.

In direct lending, we continue to focus on upper middle-market borrowers with durable business models and meaningful equity capitalization. As of August 31, 2026, the median and weighted average earnings before interest, taxes, depreciation and amortization (EBITDA) of K-FIT’s direct lending portfolio companies were approximately $147 million and $248 million, respectively.6

In our ABF strategy, the Fund focuses on lending against highly diversified pools of collateral and risk profiles across the broad spectrum of ABF opportunities spanning Consumer, Residential, Commercial Finance, Hard Assets and Contractual Cashflows. We believe that ABF opportunities provide added diversification through the strategy’s exposure to non-corporate credit and predominantly fixed rate investments. Within Consumer, the Fund seeks to index more heavily to prime, secured exposures. It is our view that even in more challenging economic settings, this cohort of borrowers has historically exhibited greater resilience. Across all segments, we continue to prioritize strong borrowers and counterparties, collateral transparency and conservative structures.

Looking Ahead

As we look ahead, we believe increased dispersion across credit markets will continue to reward disciplined underwriting, conservative structuring, and measured deployment of capital. Our focus remains on managing the Fund with a long-term perspective, prioritizing capital preservation, income predictability, and prudent growth over short term expansion. While the potential for elevated volatility remains, we believe the underlying credit quality of the portfolio, together with the structural protections embedded across many of our investments, provides a strong foundation for navigating a more uncertain environment.

On the rates front, while recent Federal Open Market Committee signaling has skewed more hawkish, we do not anticipate a repeat of the 2022 tightening cycle. Rather, we view the emerging backdrop as a more disciplined rate regime – the type of market environment in which the contractual income and seniority of well-underwritten private credit can continue to demonstrate value.

We expect demand for credit to remain elevated as companies continue to prioritize flexible financing solutions and certainty of execution. We believe this constructive demand backdrop contributes to a healthy pipeline of deployment opportunities, particularly for scaled managers with broad and diversified origination capabilities. Supported by KKR’s scale and broad origination funnel, we believe K-FIT’s diversified, income-focused portfolio is well positioned to capitalize on these opportunities.

We appreciate the trust you place in us and remain committed to communicating transparently as market conditions evolve.

6 All EBITDA metrics are specific to the direct lending strategy only. EBITDA is a non-GAAP financial measure. For a particular portfolio company, EBITDA is typically defined as net income before net interest expense, income tax expense, depreciation and amortization. EBITDA amounts are estimated from the most recent portfolio company financial statements, have not been independently verified by the investment adviser or the Fund, and may reflect a normalized or adjusted amount. Excluded from the data above is information in respect of the following: (i) portfolio companies that do not report EBITDA and (ii) portfolio companies with negative or de minimis EBITDA. Accordingly, neither the investment adviser nor the Fund makes any representation or warranty in respect of this information. Weighted Average EBITDA is calculated based on each portfolio company’s EBITDA weighted by the amortized cost of each respective investment as of August 31, 2026.

Sincerely,

The KKR FS Income Trust team

Important Notice

Past performance is not indicative of future results.

This communication contains forward-looking statements that are not historical facts, including, without limitation, statements with regard to future events or the Fund’s future performance or financial condition and the financial position, business strategy and plans and objectives of management for the Fund’s future operations. Words such as “anticipate,” “believe,” “expect,” “intend,” “project,” and “future” or similar expressions indicate a forward-looking statement, although not all forward-looking statements include these words. These forward-looking statements are not guarantees of performance or events and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause our actual results or future events to differ materially from those expressed or forecasted in the forward-looking statements for any reason, including those factors set forth in “Item 1A. Risk Factors” in our most recent Annual Report on Form 10-K and risk factors in subsequent filings. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results or events to differ materially from those projected in these forward-looking statements. Factors that could cause actual results or events to differ materially include, without limitation, changes in the economy, geo-political risks, risks associated with possible disruption in the Fund’s operations or the economy generally due to terrorism, natural disasters or pandemics, future changes in laws or regulations and conditions in the Fund’s operating area. Some of these factors are enumerated in the filings the Fund makes with the Securities and Exchange Commission (“SEC”). The forward-looking statements included in this communication are based on information available as of the date hereof and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Except as required by the federal securities laws, the Fund undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on these forward-looking statements.

All information is as of August 31, 2026, unless otherwise indicated. This communication contains summaries of certain financial and statistical information about the Fund. The information contained in this communication is summary information that is intended to be considered in the context of the Fund’s SEC filings and other public announcements that the Fund may make from time to time. The Fund undertakes no duty or obligation to update or revise the information contained in this communication. In addition, information related to past performance, while helpful as an evaluative tool, is not necessarily indicative of future results, the achievement of which cannot be assured. Investors should not view the past performance of the Fund, or information about the market, as indicative of the Fund’s future results. To obtain copies of the Fund’s SEC filings, please visit the Fund’s SEC EDGAR page at www.sec.gov.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Fund or in any fund or account managed by FS/KKR Advisor, LLC or its affiliates. An offer may be made only through the Fund’s relevant offering materials.